SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Gogo Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

38046C109

(CUSIP Number)

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

COPY TO:

Eli Hunt

Ryan Bekkerus

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 38046C109

1	NAMES OF REPORTING PERSONS Silver (Equity) Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,674,482
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,674,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,674,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based on 105,460,199 shares of common stock of the Issuer (“Common Stock”) outstanding, consisting of: (a) 86,395,670 shares of Common Stock outstanding as of March 4, 2021, as disclosed by the Issuer in the Annual Report on Form 10-K filed on March 11, 2021, and (b) 19,064,529 shares of Common Stock issued to Silver (XII) Holdings, LLC in the transaction described herein.

CUSIP NO. 38046C109

1	NAMES OF REPORTING PERSONS Silver (XII) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,064,529
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,064,529
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,064,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based on 105,460,199 shares of common stock of the Issuer (“Common Stock”) outstanding, consisting of: (a) 86,395,670 shares of Common Stock outstanding as of March 4, 2021, as disclosed by the Issuer in the Annual Report on Form 10-K filed on March 11, 2021, and (b) 19,064,529 shares of Common Stock issued to Silver (XII) Holdings, LLC in the transaction described herein.

CUSIP NO. 38046C109

1	NAMES OF REPORTING PERSONS GTCR Partners XII/A&C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,739,011
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,739,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,739,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based on 105,460,199 shares of common stock of the Issuer (“Common Stock”) outstanding, consisting of: (a) 86,395,670 shares of Common Stock outstanding as of March 4, 2021, as disclosed by the Issuer in the Annual Report on Form 10-K filed on March 11, 2021, and (b) 19,064,529 shares of Common Stock issued to Silver (XII) Holdings, LLC in the transaction described herein.

CUSIP NO. 38046C109

1	NAMES OF REPORTING PERSONS GTCR Investment XII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,739,011
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,739,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,739,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based on 105,460,199 shares of common stock of the Issuer (“Common Stock”) outstanding, consisting of: (a) 86,395,670 shares of Common Stock outstanding as of March 4, 2021, as disclosed by the Issuer in the Annual Report on Form 10-K filed on March 11, 2021, and (b) 19,064,529 shares of Common Stock issued to Silver (XII) Holdings, LLC in the transaction described herein.

This Amendment No. 2 amends and supplements the Schedule 13D filed by certain of the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on September 14, 2020, as amended by Amendment No. 1 to the Schedule 13D filed on April 1, 2021 (as so amended, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Gogo Inc., a Delaware corporation (the “Issuer”), and represents an initial filing of Schedule 13D by Silver (XII) Holdings, LLC. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of Exchange Act: (i) Silver (Equity) Holdings, LP, a Delaware limited partnership, by virtue of its direct ownership of the shares of Common Stock reported herein (“Silver Equity”); (ii) Silver (XII) Holdings, LLC, a Delaware limited liability company, by virtue of its direct ownership of the shares of Common Stock reported herein (“Silver XII Holdings”), (iii) GTCR Partners XII/A&C LP, a Delaware limited partnership (“Partners XII/A&C”), by virtue of it being the general partner of Silver Equity and the manager of Silver XII Holdings; and (iv) GTCR Investment XII LLC, a Delaware limited liability company (“Investment XII”), by virtue of it being the general partner of Partners XII/A&C.

The foregoing persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

Certain information required by this Item 2 concerning the executive officers and directors of Investment XII is set forth on Schedule A attached hereto, which is hereby incorporated by reference.

(b) The address of the principal business and principal office of each of the Reporting Persons is: 300 North LaSalle Street, Suite 5600, Chicago, Illinois 60654.

(c) The principal business of each of the Reporting Persons, including Partners XII/A&C as general partner of Silver Equity and manager of Silver XII Holdings, and Investment XII as general partner of Partners XII/A&C, is to make investments in securities and other interests in business organizations, domestic or foreign.

(d) During the last five years, none of the Reporting Person nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 6 of the Schedule 13D is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

(a) The following information is as of the date hereof and is based on 105,460,199 shares of Common Stock outstanding, consisting of: (a) 86,395,670 shares of Common Stock outstanding as of March 4, 2021, as disclosed by the Issuer in the Annual Report on Form 10-K filed on March 11, 2021, and (b) 19,064,529 shares of Common Stock issued to Silver XII Holdings in the transaction described herein.

As of the date of this Schedule 13D, Silver Equity directly beneficially owns 12,674,482 shares of Common Stock, or approximately 12.0% of the Common Stock outstanding, and Silver XII Holdings directly beneficially owns 19,064,529 shares of Common Stock, or approximately, 18.1% of the Common Stock outstanding. Collectively, as of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 31,739,011 shares of Common Stock, or 30.1% of the Common Stock outstanding.

Partners XII/A&C, solely in its capacity as the sole general partner of Silver Equity and the manager of Silver XII Holdings, may be deemed to possess indirect beneficial ownership of the 31,739,011 shares of Common Stock directly owned by them, or approximately 30.1% of the Common Stock outstanding as of the date of this Schedule 13D. The filing of this Schedule 13D by Partners XII/A&C shall not be construed as an admission that Partners XII/A&C is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of such shares.

Investment XII, solely in its capacity as the sole general partner of Partners XII/A&C, may be deemed to possess indirect beneficial ownership of the 31,739,011 shares of Common Stock directly owned by Silver Equity and Silver XII Holdings, or approximately 30.1% of the Common Stock outstanding as of the date of this Schedule 13D. The filing of this Schedule 13D by Investment XII shall not be construed as an admission that Investment XII is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

(b) For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

(c) Except as set forth on this Schedule 13D, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

On April 9, 2021, the Exchange contemplated by the Exchange Agreement closed. Upon the closing of the Exchange, Silver XII Holdings received 19,064,529 shares of Common Stock pursuant to the terms of the Exchange Agreement.

In accordance with the terms of the Exchange Agreement, on April 9, 2021, the Issuer entered into the Registration Rights Agreement previously described in the Schedule 13D (the “Registration Rights Agreement”) with Silver Equity and Silver XII Holdings (together, the “GTCR Affiliates”), pursuant to which the GTCR Affiliates and their permitted transferees (the “GTCR Holders”) have been afforded customary demand and piggyback registration rights with respect to the shares of Common Stock held by the GTCR Affiliates as of the closing of the Exchange (including the Exchange Shares). The demand rights of the GTCR Holders shall be exercisable after the one year anniversary of the date of the Exchange Agreement.

The summary of the Registration Rights Agreement contained in this Item 6 is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit 7	Joint Filing Agreement, dated as of April 13, 2021

Exhibit 8	Registration Rights Agreement between Gogo Inc., Silver (Equity) Holdings, LP and Silver (XII) Holdings, LLC (incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 13, 2021 (File No. 001-35975)).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2021

Silver (Equity) Holdings, LP

By:	GTCR Partners XII/A&C LP, its general partner
By:	GTCR Investment XII LLC, its general partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Principal

Silver (XII) Holdings, LLC

By:	GTCR Partners XII/A&C LP, its manager
By:	GTCR Investment XII LLC, its general partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Principal

GTCR Partners XII/A&C LP

By:	GTCR Investment XII LLC, its general partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Principal

GTCR Investment XII LLC

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Principal